

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 31, 2016

Via E-mail
Vijay B. Samant
President and Chief Executive Officer
Vical Incorporated
10390 Pacific Center Court
San Diego, California 92121-4340

> **Re: Vical Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 23, 2016**
> **File No. 000-21088**

Dear Mr. Samant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 2
Approval of An Amendment to the Company's Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split, page 30

1.   Please amend your disclosure to state whether or not you have any plans, arrangements, understanding or commitments for the newly-authorized but unissued common shares that will result from a reverse stock split. If you have any such plans, etc., please describe them in this proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sean M. Clayton, Esq.
        Cooley LLP